UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: July 24, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES 2Q24 NET PROFIT OF $50.1 MILLION, OR $1.36 PER SHARE; ANNUALIZED RETURN ON EQUITY OF 16.2% IN 2Q24

PANAMA CITY, REPUBLIC OF PANAMA, July 23, 2024
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Second Quarter (“2Q24”) and six months (“6M24”) ended June 30, 2024.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q24	1Q24	2Q23	6M24	6M23
Key Income Statement Highlights
Net Interest Income ("NII")	$62.8	$62.9	$54.5	$125.6	$107.1
Fees and commissions, net	$12.5	$9.5	$6.5	$22.0	$11.3
(Loss) gain on financial instruments, net	$(0.4)	$0.2	$(3.6)	$(0.2)	$(1.9)
Total revenues	$75.0	$72.6	$57.4	$147.6	$116.6
Provision for credit losses	$(6.7)	$(3.0)	$(4.7)	$(9.7)	$(11.0)
Operating expenses	$(18.2)	$(18.3)	$(15.6)	$(36.5)	$(31.5)
Profit for the period	$50.1	$51.3	$37.1	$101.4	$74.0
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.36	$1.40	$1.02	$2.76	$2.03
Return on Average Equity (“ROE”) (2)	16.2%	16.8%	13.4%	16.5%	13.6%
Return on Average Assets (ROA) (3)	1.9%	1.9%	1.6%	1.9%	1.6%
Net Interest Margin ("NIM") (4)	2.43%	2.47%	2.42%	2.45%	2.42%
Net Interest Spread ("NIS") (5)	1.74%	1.80%	1.79%	1.77%	1.80%
Efficiency Ratio (6)	24.3%	25.2%	27.2%	24.7%	27.0%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$10,336	$9,789	$9,114	$10,336	$9,114
Commercial Portfolio (8)	$9,201	$8,690	$8,114	$9,201	$8,114
Investment Portfolio	$1,134	$1,099	$1,000	$1,134	$1,000
Total assets	$10,907	$10,688	$10,134	$10,907	$10,134
Total equity	$1,264	$1,238	$1,128	$1,264	$1,128
Market capitalization (9)	$1,091	$1,082	$804	$1,091	$804
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	16.2%	16.3%	15.7%	16.2%	15.7%
Capital Adequacy Ratio (Regulatory) (11)	14.0%	13.7%	13.6%	14.0%	13.6%
Total assets / Total equity (times)	8.6	8.6	9.0	8.6	9.0
Liquid Assets / Total Assets (12)	17.4%	16.5%	17.3%	17.4%	17.3%
Credit-impaired loans to Loan Portfolio (13)	0.1%	0.1%	0.1%	0.1%	0.1%
Impaired credits (14) to Credit Portfolio	0.1%	0.1%	0.1%	0.1%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.7%	0.7%	0.6%	0.7%	0.6%
Total allowance for losses to Impaired credits (times) (15)	7.5	6.9	5.0	7.5	5.0

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2Q24 & 6M24 FINANCIAL & BUSINESS HIGHLIGHTS
•Strong Profitability, with Net Profit of $50.1 million in 2Q24 (+35% YoY) and $101.4 million in 6M24 (+37% YoY), fostered by higher total revenues (+31% YoY in 2Q24 and +27% YoY in 6M24).
•Annualized Return on Equity (“ROE”) reached 16.2% in 2Q24 (+279 bps YoY) and 16.5% in 6M24 (+291 bps YoY), on the back of strong recurrent operating results.
•Net Interest Income (“NII”) stood at $62.8 million in 2Q24 (+15% YoY) and $125.6 million in 6M24 (+17% YoY), driven by 1 bp YoY increase in Net Interest Margin (“NIM”) to 2.43% in 2Q24 and a 3 bps YoY increase to 2.45% in 6M24, resulting from a successful strategy execution reflected by higher lending spreads and volumes, new client on-boarding, cross selling efforts and efficient cost of funds management.
•Fee income increased 93% YoY to $12.5 million for 2Q24 and 94% YoY to $22.0 million in 6M24, driven by stronger fees in each of the Bank’s business lines, with a robust performance in our newly formed Project Finance & Infrastructure unit as well as in our syndications desk, along with increased fees from our off-balance sheet business, continuing to add new clients and capturing very profitable punctual opportunities.
•Efficiency Ratio improved to 24.3% in 2Q24 and 24.7% in 6M24, on the back of solid total revenue levels, compensating the YoY increase in operating expenses (+17% YoY in 2Q24 and +16% YoY in 6M24).
•New all-time high Credit Portfolio at $10,336 million as of June 30, 2024 (+13% YoY).
◦Commercial Portfolio EoP balances reached a new record level of $9,201 million at the end of 2Q24 (+13% YoY), denoting a continued demand and business growth from new client onboarding and product cross-selling strategy.
◦Investment Portfolio at $1,134 million (+13% YoY), mostly consisting of investment-grade securities held at amortized cost, further enhancing country and credit-risk exposure diversification and providing contingent liquidity funding.
•Healthy asset quality. Most of the credit portfolio (95%) is classified as low risk or Stage 1. At the end of 2Q24, impaired credits (Stage 3) remained unchanged at $10 million or 0.1% of total Credit Portfolio, with a reserve coverage of 7.5x.
•Sustained growth of deposit base, reaching a new record level of $5,259 million at the end of 2Q24 (+29% YoY), representing 58% of the Bank’s total funding sources. The Bank also counts on an ample and constant access to interbank and debt capital markets.
•Liquidity position at $1,899 million, or 17% of total assets as of June 30, 2024, mostly consisting of cash and due from banks, and placed with the Federal Reserve Bank of New York (79%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios increased to 16.2% and 14.0%, respectively, enhanced by the Bank’s improved earnings generation.

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RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost and gross loans at FVOCI (or the “Loan Portfolio”), amounted to $7,420 million at the end of 2Q24, increasing 1% QoQ and 9% YoY. Additionally, contingencies and acceptances amounted to $1,782 million at the end of 2Q24, increasing 33% QoQ and 36% YoY, denoting continued demand and business growth from new client onboarding and product cross-selling strategy.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $9,201 million at the end of 2Q24, increasing 6% from $8,690 million in the prior quarter and increasing 13% from $8,114 million a year ago. In addition, the average Commercial Portfolio balance increased to $8,782 million in 2Q24 (+2% QoQ and +12% YoY) and to $8,708 million in 6M24 (+14 YoY).

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As of June 30, 2024, 75% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 64% of the Bank’s short-term original book.

Weighted average lending rates stood at 8.49% in 2Q24 (-5bps QoQ; +43bps YoY) and 8.52% in 6M24 (+76bps YoY). The yearly increases have continued to be favored by higher lending spreads and increased market-based interest rates.

Bladex’s maintains well-diversified exposures across countries and industries. As of June 30, 2024, 39% of the Commercial Portfolio was geographically distributed in investment grade countries. Brazil at 12% of the total Commercial Portfolio, continues to represent the largest country-risk exposure, followed by Mexico and Colombia at 11% each, and the Dominican Republic and Guatemala at 10% each. Exposure to top-rated countries outside of Latin America, which relates to transactions carried out in the Region, represented 8% of the portfolio at the end of 2Q24.

5

Exposure to the Bank’s traditional client base comprising financial institutions represented 38% of the total, while sovereign and state-owned corporations accounted for another 17%. Exposure to corporates accounted for the reminder 45% of the Commercial Portfolio, comprised of top tier clients well diversified across sectors, with most industries representing 5% or less of the total Commercial Portfolio, except for certain sectors such as Oil & Gas (Downstream) and Electric Power each at 8%, Oil & Gas (Integrated) and Food and Beverage, each at 7% of the Commercial Portfolio at the end of 2Q24.

Refer to Exhibit VII for additional information related to the Bank’s Commercial Portfolio distribution by country.

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(US$ million)	2Q24	1Q24	2Q23	QoQ (%)	YoY (%)	6M24	6M23	YoY (%)
Commercial Business Segment:
Net interest income	$55.9	$56.4	$48.5	-1%	15%	$112.3	$93.3	20%
Other income	12.7	9.7	6.7	31%	89%	22.5	11.7	92%
Total revenues	68.7	66.1	55.2	4%	24%	134.8	105.0	28%
Provision for credit losses	(6.6)	(3.7)	(6.3)	-78%	-4%	(10.3)	(10.3)	-1%
Operating expenses	(14.6)	(14.7)	(12.3)	1%	-19%	(29.2)	(24.1)	-21%
Profit for the segment	$47.5	$47.7	$36.6	0%	30%	$95.2	$70.6	35%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Commercial Segment Profit totaled $47.5 million in 2Q24 (stable QoQ and +30% YoY) and $95.2 million in 6M24 (+35% YoY). The Commercial Segment results were mostly driven by increased fee income generation and strong NII, offsetting higher provision requirements and operating expenses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,899 million as of June 30, 2024, compared to $1,764 million as of March 31, 2024, and $1,757 million as of June 30, 2023, conforming with the Bank’s proactive and prudent liquidity management approach, which follows Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 17%, for all comparative periods, while the liquidity balances to total deposits ratio was 36%, 37% and 43%, respectively. As of June 30, 2024, $1,509 million, or 79% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”).

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Investment Portfolio

The Investment Portfolio, aimed to further diversify credit-risk exposures and provide contingent liquidity funding, amounted to $1,134 million in principal amount as of June 30, 2024, up 3% from the previous quarter and 13% from a year ago. 86% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $98 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of June 30, 2024, total funding amounted to $9,102 million, a 1% increase compared to $9,021 million a quarter ago, and a 7% increase compared to $8,530 million a year ago.

8

Deposit balances once again reached new record levels at $5,259 million at the end of 2Q24 (+11% QoQ and +29% YoY), representing 58% of total funding sources, compared to 52% in the previous quarter and 48% a year ago, reflecting the change in the funding structure towards increased reliance in deposits. The Bank’s Yankee CD program also increased to $1.4 billion as of June 30, 2024, providing granularity and complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 39% of total deposits at the end of 2Q24.

As a result of the significant deposit growth, funding through short- and medium-term borrowings and debt, net decreased 10% QoQ and 13% YoY to $3,540 million at the end of 2Q24, while funding through securities sold under repurchase agreements (“Repos”) resulted in $303 million at the end of 2Q24 (-17% QoQ; -26% YoY).

Weighted average funding costs resulted in 5.71% in 2Q24 (+4 bps QoQ; +51 bps YoY) and 5.69% in 6M24 (+75 bps), mainly on higher market interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	2Q24	1Q24	2Q23	QoQ (%)	YoY (%)	6M24	6M23	YoY (%)
Treasury Business Segment:
Net interest income	$6.8	$6.5	$6.0	5%	14%	$13.3	$13.8	-3%
Other (expense) income	(0.5)	0.0	(3.8)	-6486%	88%	(0.5)	(2.2)	79%
Total revenues	6.4	6.5	2.2	-2%	190%	12.9	11.5	11%
(Provision for) reversal of credit losses	(0.1)	0.7	1.7	-112%	-105%	0.6	(0.8)	178%
Operating expenses	(3.7)	(3.6)	(3.3)	-1%	-10%	(7.3)	(7.4)	1%
Profit for the segment	$2.6	$3.6	$0.5	-26%	409%	$6.2	$3.4	82%
The Treasury Business Segment recorded a $2.6 million profit for 2Q24 (-26% QoQ; +409% YoY) and $6.2 million profit for 6M24 (+82% YoY). The Treasury’s net profits quarterly decrease mainly resulted from reversal of credit losses in the previous quarter, along with increased other expenses related to its hedging derivatives positions during 2Q24. The yearly increases mainly resulted from higher total revenues, mainly from sustained NII and improved other income (expense) from its hedging derivatives positions.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2Q24	1Q24	2Q23	QoQ (%)	YoY (%)	6M24	6M23	YoY (%)
Net Interest Income
Interest income	$195.4	$193.6	$159.5	1%	22%	$388.9	$302.9	28%
Interest expense	(132.6)	(130.7)	(105.0)	1%	26%	(263.3)	(195.8)	34%
Net Interest Income ("NII")	$62.8	$62.9	$54.5	0%	15%	$125.6	$107.1	17%

Net Interest Spread ("NIS")	1.74%	1.80%	1.79%			1.77%	1.80%

Net Interest Margin ("NIM")	2.43%	2.47%	2.42%			2.45%	2.42%

9

NII remained stable QoQ and increased 15% YoY to $62.8 million in 2Q24 and 17% to $125.6 million in 6M24. The solid NII levels are the result of higher lending spreads and market interest rates, growth of average interest-earning assets volumes (+1% QoQ and +15% YoY in 2Q24; +15% YoY in 6M24), along with efficient cost of funds driven by a higher deposit base. NIM stood at 2.43% in 2Q24 (-4 bps QoQ; +1 bp YoY) and 2.45% in 6M24 (+3 bps YoY).

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business and guarantees, credit commitments, loan structuring and syndication, loan intermediation and distribution in the primary market, and other commissions, mostly from prepayments, net of fee expenses.

(US$ million)	2Q24	1Q24	2Q23	QoQ (%)	YoY (%)	6M24	6M23	YoY (%)
Documentary & stand-by letters of credit and guarantees	6.5	6.0	5.2	9%	26%	12.5	9.3	35%
Structured loans	3.7	1.3	0.8	176%	368%	5.0	1.2	324%
Credit commitments	2.4	1.6	0.7	47%	226%	4.0	1.2	220%
Other commissions	0.1	0.7	0.0	-81%	n.m.	0.9	0.0	n.m.
Total fee and commission income	$12.7	$9.7	$6.7	32%	90%	$22.4	$11.7	92%
Fees and commission expense	$(0.2)	$(0.2)	$(0.2)	-1%	-1%	$(0.4)	$(0.4)	-7%
Fees and Commissions, net	$12.5	$9.5	$6.5	32%	93%	$22.0	$11.3	94%

Fees and Commissions, net, resulted in $12.5 million in 2Q24 (+32% QoQ; +93% YoY) and $22.0 million in 6M24 (+94% YoY), driven by stronger fees in each of the Bank’s business lines, with a robust performance in our newly formed Project Finance & Infrastructure unit as well as in our syndications desk, along with increased fees from our off-balance sheet business (letters of credit and commitments), continuing to add new clients and capturing very profitable punctual opportunities.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	2Q24	1Q24	4Q23	3Q23	2Q23	6M24	6M23
Allowance for loan losses
Balance at beginning of the period	$59.6	$59.4	$49.9	$42.7	$59.3	$59.4	$55.2
Provisions (reversals)	$3.7	$0.1	$9.5	$7.2	$4.5	$3.9	$8.6
Recoveries (write-offs)	$0.0	$0.0	$0.0	$0.0	$(21.1)	$0.0	$(21.1)
End of period balance	$63.3	$59.6	$59.4	$49.9	$42.7	$63.3	$42.7

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$8.6	$5.1	$4.5	$5.3	$3.5	$5.1	$3.6
Provisions (reversals)	$2.9	$3.6	$0.5	$(0.7)	$1.8	$6.4	$1.6
End of period balance	$11.5	$8.6	$5.1	$4.5	$5.3	$11.5	$5.3

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.3	$1.6	$1.7	$2.3	$9.7	$1.6	$8.0
Provisions (reversals)	$0.1	$(0.7)	$(0.1)	$0.0	$(1.7)	$(0.6)	$0.8
Recoveries (write-offs)	$0.0	$0.3	$0.0	$(0.5)	$(5.8)	$0.3	$(6.5)
End of period balance	$1.4	$1.3	$1.6	$1.7	$2.3	$1.4	$2.3

Total allowance for losses	$76.1	$69.5	$66.1	$56.2	$50.2	$76.1	$50.2

Total allowance for losses to Credit Portfolio	0.7%	0.7%	0.7%	0.6%	0.6%	0.7%	0.6%
Credit-impaired loans to Loan Portfolio	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Impaired Credits to Credit Portfolio	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Total allowance for losses to credit-impaired loans (times)	7.5	6.9	6.5	5.6	5.0	7.5	5.0

Stage 1 Exposure (low risk) to Total Credit Portfolio	95%	97%	96%	97%	98%	95%	98%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	5%	3%	4%	3%	2%	5%	2%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%	0%	0%

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As of June 30, 2024, the total allowance for credit losses stood at $76.1 million, representing a coverage ratio of 0.7% for the Credit Portfolio, compared to $69.5 million, or 0.7%, at the end of 1Q24, and $50.2 million, or 0.6%, at the end of 2Q23. The $6.7 million quarterly increase in total allowance for losses was mostly related to the growth of the Bank’s Credit Portfolio (+6% QoQ).

Impaired credits (Stage 3) remained unchanged at $10 million, or 0.1% of total Credit Portfolio, as of June 30, 2024, with ample reserve coverage, as total allowance for credit losses to impaired credits expanded to 7.5 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 95% of total credits, while Stage 2 credits represented 5% of the total credits.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	2Q24	1Q24	2Q23	QoQ (%)	YoY (%)	6M24	6M23	YoY (%)
Operating expenses
Salaries and other employee expenses	11.8	11.7	9.9	1%	19%	23.4	19.6	20%
Depreciation of equipment, improvements to leased property and investment property	0.6	0.6	0.6	-1%	7%	1.2	1.1	8%
Amortization of intangible assets	0.3	0.2	0.2	12%	32%	0.5	0.4	26%
Other expenses	5.6	5.8	5.0	-3%	12%	11.4	10.4	10%
Total Operating Expenses	$18.2	$18.3	$15.6	0%	17%	$36.5	$31.5	16%
Efficiency Ratio	24.3%	25.2%	27.2%			24.7%	27.0%
Operating expenses totaled $18.2 million in 2Q24 (stable QoQ; +17% YoY) and $36.5 million in 6M24 (+16% YoY). The yearly increases in operating expenses were mostly associated to higher personnel expenses as the Bank’s work force increased in line with its focus on strengthening the Bank’s strategy execution capabilities.

The Efficiency Ratio stood at 24.3% in 2Q24, compared to 25.2% in 1Q24 and compared to 27.2% a year ago, on the back of solid total revenue levels and well-controlled operating expenses. The Efficiency Ratio for 6M24 improved to 24.7%, compared to 27.0% a year ago, as the 27% increase in total revenues overcompensated the 16% increase in operating expenses during the year.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-24	31-Mar-24	30-Jun-23	QoQ (%)	YoY (%)
Total equity	$1,264	$1,238	$1,128	2%	12%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	16.2%	16.3%	15.7%	-1%	3%
Risk-Weighted Assets (Basel III – IRB)(10)	$7,799	$7,590	$7,171	3%	9%
Capital Adequacy Ratio (Regulatory) (11)	14.0%	13.7%	13.6%	2%	3%
Risk-Weighted Assets (Regulatory) (11)	$9,101	$9,053	$8,318	1%	9%
Total assets / Total equity (times)	8.6	8.6	9.0	0%	-4%
Shares outstanding (in thousand)	36,787	36,727	36,510	0%	1%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.8 million common shares outstanding as of June 30, 2024. At the same date, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 16.2%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 14.0% as of June 30, 2024, well above the regulatory minimum of 8%.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.50 per share corresponding to 2Q24. The cash dividend will be paid on August 20, 2024, to shareholders registered as of August 5, 2024.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

13

(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets consist of total cash and due from banks, less time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

14

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Wednesday, July 24, 2024 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

15

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2024	March 31, 2024	June 30, 2023	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,903,541	$1,726,295	$1,820,024	$177,246	10%	$83,517	5%

Securities, net	$1,146,484	$1,110,369	$1,009,857	$36,115	3	136,627	14

Loans, net	$7,443,597	$7,383,521	$6,820,865	$60,076	1	622,732	9

Customers' liabilities under acceptances	$284,997	$235,344	$310,814	$49,653	21	(25,817)	(8)
Derivative financial instruments - assets	$92,652	$183,177	$138,877	$(90,525)	(49)	(46,225)	(33)
Equipment and leasehold improvements, net	$15,821	$16,287	$16,979	$(466)	(3)	(1,158)	(7)
Intangibles, net	$2,605	$2,616	$2,255	$(11)	0	350	16
Other assets	$16,917	$30,214	$14,021	$(13,297)	(44)	2,896	21

Total assets	$10,906,614	$10,687,823	$10,133,692	$218,791	2%	$772,922	8%

Liabilities

Demand deposits	$644,179	$533,709	$590,589	$110,470	21%	$53,590	9%
Time deposits	$4,615,046	$4,190,570	$3,483,866	$424,476	10	1,131,180	32
	$5,259,225	$4,724,279	$4,074,455	$534,946	11	1,184,770	29
Interest payable	$61,917	$52,966	$24,783	$8,951	17	37,134	150
Total deposits	$5,321,142	$4,777,245	$4,099,238	$543,897	11	1,221,904	30

Securities sold under repurchase agreements	302,765	363,804	407,572	(61,039)	(17)	(104,807)	(26)
Borrowings and debt, net	3,540,487	3,933,303	4,048,071	(392,816)	(10)	(507,584)	(13)
Interest payable	37,310	41,596	49,508	(4,286)	(10)	(12,198)	(25)

Lease Liabilities	16,148	16,434	16,596	(286)	(2)	(448)	(3)
Acceptance outstanding	284,997	235,344	310,814	49,653	21	(25,817)	(8)
Derivative financial instruments - liabilities	94,578	36,301	39,454	58,277	161	55,124	140
Allowance for loan commitments and financial guarantee contract losses	11,488	8,620	5,269	2,868	33	6,219	118
Other liabilities	34,104	37,265	29,648	(3,161)	(8)	4,456	15

Total liabilities	$9,643,019	$9,449,912	$9,006,170	$193,107	2%	$636,849	7%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(105,672)	(106,759)	(110,715)	1,087	1	5,043	5
Additional paid-in capital in excess of value assigned of common stock	120,735	120,064	119,960	671	1	775	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,362	0	0	-343	0
Retained earnings	737,958	706,228	599,069	31,730	4	138,889	23
Other comprehensive income (loss)	(635)	7,169	7,656	(7,804)	(109)	(8,291)	(108)

Total equity	$1,263,595	$1,237,911	$1,127,522	$25,684	2%	$136,073	12%

Total liabilities and equity	$10,906,614	$10,687,823	$10,133,692	$218,791	2%	$772,922	8%

16

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2024	March 31, 2024	June 30, 2023	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$195,373	$193,572	$159,502	$1,801	1%	$35,871	22%
Interest expense	(132,614)	(130,687)	(105,044)	(1,927)	(1)	(27,570)	(26)

Net Interest Income	62,759	62,885	54,458	(126)	0	8,301	15

Other income (expense):
Fees and commissions, net	12,533	9,472	6,507	3,061	32	6,026	93
(Loss) gain on financial instruments, net	(351)	160	(3,637)	(511)	(319)	3,286	90
Other income, net	99	71	52	28	39	47	90
Total other income, net	12,281	9,703	2,922	2,578	27	9,359	320

Total revenues	75,040	72,588	57,380	2,452	3	17,660	31

Provision for credit losses	(6,684)	(3,029)	(4,691)	(3,655)	(121)	(1,993)	(42)

Operating expenses:
Salaries and other employee expenses	(11,761)	(11,670)	(9,862)	(91)	(1)	(1,899)	(19)
Depreciation of equipment, improvements to leased property and investment property	(591)	(594)	(552)	3	1	(39)	(7)
Amortization of intangible assets	(250)	(224)	(190)	(26)	(12)	(60)	(32)
Other expenses	(5,632)	(5,803)	(5,019)	171	3	(613)	(12)
Total operating expenses	(18,234)	(18,291)	(15,623)	57	0	(2,611)	(17)

Profit for the period	$50,122	$51,268	$37,066	$(1,146)	(2)%	$13,056	35%

PER COMMON SHARE DATA:
Basic earnings per share	$1.36	$1.40	$1.02
Diluted earnings per share	$1.36	$1.40	$1.02
Book value (period average)	$33.78	$33.60	$30.31
Book value (period end)	$34.35	$33.71	$30.88

Weighted average basic shares	36,775	36,609	36,492
Weighted average diluted shares	36,775	36,609	36,492
Basic shares period end	36,787	36,727	36,510

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.9%	1.6%
Return on average equity	16.2%	16.8%	13.4%
Net interest margin	2.43%	2.47%	2.42%
Net interest spread	1.74%	1.80%	1.79%
Efficiency Ratio	24.3%	25.2%	27.2%
Operating expenses to total average assets	0.68%	0.68%	0.66%

17

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2024	June 30, 2023	CHANGE	%
Net Interest Income:
Interest income	$388,945	$302,881	$86,064	28%
Interest expense	(263,301)	(195,803)	(67,498)	(34)

Net Interest Income	125,644	107,078	18,566	17

Other income (expense):
Fees and commissions, net	22,005	11,319	10,686	94
Loss on financial instruments, net	(191)	(1,933)	1,742	(90)
Other income, net	170	91	79	87
Total other income, net	21,984	9,477	12,507	132

Total revenues	147,628	116,555	31,073	27

Provision for credit losses	(9,713)	(11,022)	1,309	12

Operating expenses:
Salaries and other employee expenses	(23,431)	(19,598)	(3,833)	(20)
Depreciation of equipment, improvements to leased property and investment property	(1,185)	(1,099)	(86)	(8)
Amortization of intangible assets	(474)	(377)	(97)	(26)
Other expenses	(11,435)	(10,439)	(996)	(10)
Total operating expenses	(36,525)	(31,513)	(5,012)	(16)

Profit for the period	$101,390	$74,020	$27,370	37%

PER COMMON SHARE DATA:
Basic earnings per share	$2.76	$2.03
Diluted earnings per share	$2.76	$2.03
Book value (period average)	$33.69	$30.16
Book value (period end)	$34.35	$30.88

Weighted average basic shares	36,692	36,426
Weighted average diluted shares	36,692	36,426
Basic shares period end	36,787	36,510

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.6%
Return on average equity	16.5%	13.6%
Net interest margin	2.45%	2.42%
Net interest spread	1.77%	1.80%
Efficiency Ratio	24.7%	27.0%
Operating expenses to total average assets	0.68%	0.68%

18

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2024			March 31, 2024			June 30, 2023
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,895,631	$25,642	5.35%	$1,847,291	$25,026	5.36%	$1,531,885	$19,002	4.91%
Securities at fair value through OCI	97,621	1,144	4.64	83,265	970	4.61	18,945	14	0.29
Securities at amortized cost (1)	1,064,451	11,486	4.27	1,001,347	9,658	3.82	898,675	6,563	2.89
Loans, net of unearned interest	7,317,976	157,101	8.49	7,317,137	157,918	8.54	6,577,113	133,923	8.06

TOTAL INTEREST EARNING ASSETS	$10,375,679	$195,373	7.45%	$10,249,040	$193,572	7.47%	$9,026,618	$159,502	6.99%

Allowance for loan losses	(61,641)			(58,653)			(53,704)
Non interest earning assets	545,211			582,969			484,005

TOTAL ASSETS	$10,859,249			$10,773,355			$9,456,919

INTEREST BEARING LIABILITIES
Deposits	5,327,006	$76,808	5.70%	4,830,154	$69,734	5.71%	$3,815,033	$50,542	5.24%
Securities sold under repurchase agreements	248,887	$3,592	5.71	222,749	$2,564	4.55	$304,588	$2,698	3.50
Short-term borrowings and debt	933,330	$15,633	6.63	1,354,872	$22,279	6.51	$1,598,220	$22,014	5.45
Long-term borrowings and debt, net (2)	2,686,722	36,581	5.39	2,705,655	36,110	5.28	2,268,112	29,790	5.20

TOTAL INTEREST BEARING LIABILITIES	$9,195,944	$132,614	5.71%	$9,113,430	$130,687	5.67%	$7,985,954	$105,044	5.20%

Non interest bearing liabilities and other liabilities	$421,218			$430,002			$364,861

TOTAL LIABILITIES	9,617,162			9,543,431			8,350,814

EQUITY	1,242,087			1,229,924			1,106,105

TOTAL LIABILITIES AND EQUITY	$10,859,249			$10,773,355			$9,456,919

NET INTEREST SPREAD			1.74%			1.80%			1.79%

NET INTEREST INCOME AND NET INTEREST MARGIN		$62,759	2.43%		$62,885	2.47%		$54,458	2.42%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2024			June 30, 2023
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,871,461	$50,668	5.36%	$1,417,004	$33,401	4.69%
Securities at fair value through OCI	90,443	2,114	4.62	39,828	58	0.29
Securities at amortized cost (1)	1,032,899	21,144	4.05	907,881	12,904	2.83
Loans, net of unearned interest	7,317,557	315,019	8.52	6,573,157	256,518	7.76

TOTAL INTEREST EARNING ASSETS	$10,312,359	$388,945	7.46%	$8,937,871	$302,881	6.74%

Allowance for loan losses	(60,147)			(54,299)
Non interest earning assets	564,090			438,552

TOTAL ASSETS	$10,816,302			$9,322,124

INTEREST BEARING LIABILITIES
Deposits	$5,078,580	$146,542	5.71%	$3,638,665	$90,600	4.95%
Securities sold under repurchase agreements	235,818	$6,156	5.16	303,459	$4,565	2.99
Short-term borrowings and debt	1,144,101	$37,913	6.55	1,694,389	$43,362	5.09
Long-term borrowings and debt, net (2)	2,696,188	72,690	5.33	2,254,385	57,276	5.05

TOTAL INTEREST BEARING LIABILITIES	$9,154,687	$263,301	5.69%	$7,890,899	$195,803	4.94%

Non interest bearing liabilities and other liabilities	$425,610			$332,621

TOTAL LIABILITIES	9,580,297			8,223,520

EQUITY	1,236,005			1,098,604

TOTAL LIABILITIES AND EQUITY	$10,816,302			$9,322,124

NET INTEREST SPREAD			1.77%			1.80%

NET INTEREST INCOME AND NET INTEREST MARGIN		$125,644	2.45%		$107,078	2.42%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS ENDED	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED
	JUN 30/24	JUN 30/24	MAR 31/24	DEC 31/23	SEP 30/23	JUN 30/23	JUN 30/23
Net Interest Income:
Interest income	$388,945	$195,373	$193,572	$193,946	$182,433	$159,502	$302,881
Interest expense	(263,301)	(132,614)	(130,687)	(128,381)	(121,893)	(105,044)	(195,803)
Net Interest Income	125,644	62,759	62,885	65,565	60,540	54,458	107,078

Other income (expense):
Fees and commissions, net	22,005	12,533	9,472	10,091	11,109	6,507	11,319
(Loss) gain on financial instruments, net	(191)	(351)	160	1,866	22	(3,637)	(1,933)
Other income, net	170	99	71	265	106	52	91
Total other income, net	21,984	12,281	9,703	12,222	11,237	2,922	9,477

Total revenues	147,628	75,040	72,588	77,787	71,777	57,380	116,555

Provision for credit losses	(9,713)	(6,684)	(3,029)	(9,953)	(6,488)	(4,691)	(11,022)
Total operating expenses	(36,525)	(18,234)	(18,291)	(21,449)	(19,536)	(15,623)	(31,513)

Profit for the period	$101,390	$50,122	$51,268	$46,385	$45,753	$37,066	$74,020

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.76	$1.36	$1.40	$1.27	$1.25	$1.02	$2.03

PERFORMANCE RATIOS
Return on average assets	1.9%	1.9%	1.9%	1.8%	1.8%	1.6%	1.6%
Return on average equity	16.5%	16.2%	16.8%	15.5%	15.9%	13.4%	13.6%
Net interest margin	2.45%	2.43%	2.47%	2.62%	2.48%	2.42%	2.42%
Net interest spread	1.77%	1.74%	1.80%	1.92%	1.83%	1.79%	1.80%
Efficiency Ratio	24.7%	24.3%	25.2%	27.6%	27.2%	27.2%	27.0%
Operating expenses to total average assets	0.68%	0.68%	0.68%	0.82%	0.76%	0.66%	0.68%

21

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/24	JUN 30/23	JUN 30/24	MAR 31/24	JUN 30/23
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$112,303	$93,288	$55,937	$56,366	$48,459
Other income	22,452	11,721	12,742	9,710	6,729
Total revenues	134,755	105,009	68,679	66,076	55,188
Provision for credit losses	(10,314)	(10,253)	(6,604)	(3,710)	(6,349)
Operating expenses	(29,240)	(24,132)	(14,581)	(14,658)	(12,289)

Profit for the segment	$95,201	$70,624	$47,494	$47,708	$36,550

Segment assets	7,744,509	7,148,031	7,744,509	7,635,198	7,148,031

TREASURY BUSINESS SEGMENT:

Net interest income	$13,341	$13,790	$6,822	$6,519	$5,999
Other (expense) income	(468)	(2,244)	(461)	(7)	(3,807)
Total revenues	12,873	11,546	6,361	6,512	2,192
Reversal of (provision for) credit losses	601	(769)	(80)	681	1,658
Operating expenses	(7,285)	(7,381)	(3,653)	(3,633)	(3,334)

Profit for the segment	$6,189	$3,396	$2,628	$3,560	$516

Segment assets	3,147,067	2,972,345	3,147,067	3,024,983	2,972,345

TOTAL:

Net interest income	$125,644	$107,078	$62,759	$62,885	$54,458
Other income	21,984	9,477	12,281	9,703	2,922
Total revenues	147,628	116,555	75,040	72,588	57,380
Provision for credit losses	(9,713)	(11,022)	(6,684)	(3,029)	(4,691)
Operating expenses	(36,525)	(31,513)	(18,234)	(18,291)	(15,623)
Profit for the period	$101,390	$74,020	$50,122	$51,268	$37,066
Total segment assets	10,891,576	10,120,376	10,891,576	10,660,181	10,120,376
Unallocated assets	15,038	13,316	15,038	27,642	13,316
Total assets	10,906,614	10,133,692	10,906,614	10,687,823	10,133,692

22

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2024		March 31, 2024		June 30, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$292	3	$170	2	$96	1	$122	$196
BOLIVIA	4	0	4	0	5	0	—	(1)
BRAZIL	1,153	11	1,092	11	1,089	12	61	64
CHILE	564	5	517	5	657	7	47	(93)
COLOMBIA	1,066	10	966	10	983	11	100	83
COSTA RICA	369	4	375	4	279	3	(6)	90
DOMINICAN REPUBLIC	893	9	742	8	598	7	151	295
ECUADOR	475	5	515	5	437	5	(40)	38
EL SALVADOR	55	1	75	1	51	1	(20)	4
GUATEMALA	874	8	845	9	647	7	29	227
HONDURAS	204	2	244	2	199	2	(40)	5
JAMAICA	64	1	98	1	6	0	(34)	58
MEXICO	1,073	10	1,019	10	1,080	12	54	(7)
PANAMA	446	4	502	5	410	5	(56)	36
PARAGUAY	227	2	182	2	96	1	45	131
PERU	746	7	689	7	808	9	57	(62)
TRINIDAD & TOBAGO	162	2	187	2	175	2	(25)	(13)
UNITED STATES OF AMERICA	657	6	668	7	631	7	(11)	26
URUGUAY	61	1	81	1	94	1	(20)	(33)
MULTILATERAL ORGANIZATIONS	98	1	98	1	—	0	0	98
OTHER NON-LATAM (1)	853	8	720	7	773	8	133	80

TOTAL CREDIT PORTFOLIO (2)	$10,336	100%	$9,789	100%	$9,114	100%	$547	$1,222

UNEARNED INTEREST AND DEFERRED FEES	(18)		(21)		(23)		3	5

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$10,318		$9,768		$9,091		$550	$1,227

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2024, Other Non-Latam was comprised of Canada ($42 million), European countries ($463 million) and Asian-Pacific countries ($348 million).
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

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EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2024		March 31, 2024		June 30, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$292	3	$170	2	$96	1	$122	$196
BOLIVIA	4	0	4	0	5	0	—	(1)
BRAZIL	1,129	12	1,061	12	1,038	13	68	91
CHILE	508	6	452	5	568	7	56	(60)
COLOMBIA	1,051	11	951	11	949	12	100	102
COSTA RICA	361	4	367	4	271	3	(6)	90
DOMINICAN REPUBLIC	888	10	737	8	593	7	151	295
ECUADOR	475	5	515	6	437	5	(40)	38
EL SALVADOR	55	0	75	1	51	1	(20)	4
GUATEMALA	874	10	845	10	647	8	29	227
HONDURAS	204	2	244	3	199	2	(40)	5
JAMAICA	64	1	98	1	6	0	(34)	58
MEXICO	1,027	11	957	11	990	12	70	37
PANAMA	380	4	468	5	381	5	(88)	(1)
PARAGUAY	227	2	182	2	96	1	45	131
PERU	715	8	658	8	789	10	57	(74)
TRINIDAD & TOBAGO	162	2	187	2	175	2	(25)	(13)
URUGUAY	61	1	81	1	94	1	(20)	(33)
OTHER NON-LATAM (1)	724	8	638	8	729	9	86	(5)

TOTAL COMMERCIAL PORTFOLIO (2)	$9,201	100%	$8,690	100%	$8,114	100%	$511	$1,087

UNEARNED INTEREST AND DEFERRED FEES	(18)		(21)		(23)		3	5

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$9,183		$8,669		$8,091		$514	$1,092

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2024, Other Non-Latam was comprised of United States of America ($73 million), Canada ($27 million), European countries ($336 million) and Asian-Pacific countries ($288 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

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EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2024		March 31, 2024		June 30, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$24	2	$31	3	$51	5	$(7)	$(27)
CHILE	56	5	65	6	89	9	(9)	(33)
COLOMBIA	15	1	15	1	34	3	0	(19)
COSTA RICA	8	1	8	1	8	1	0	0
DOMINICAN REPUBLIC	5	0	5	0	5	0	0	0
MEXICO	46	4	62	6	90	9	(16)	(44)
PANAMA	66	6	34	3	29	3	32	37
PERU	31	3	31	3	19	2	0	12
UNITED STATES OF AMERICA	584	51	559	51	514	51	25	70
MULTILATERAL ORGANIZATIONS	98	9	98	9	0	0	0	98
OTHER NON-LATAM (1)	201	18	191	17	161	16	10	40

TOTAL INVESTMENT PORTFOLIO (2)	$1,134	100%	$1,099	100%	$1,000	100%	$35	$134

(1)Risk in highly rated countries outside the Region. As of June 30, 2024, Other Non-Latam was comprised of Canada ($15 million), European countries ($126 million) and Asian-Pacific countries ($60 million).
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

25

Bladex

BLX LISTED NYSE

2Q24

Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

AVP investor Relations
dcano@bladex.com
+5076282-5856

26